

September 29, 2011

Via E-Mail
Mr. William Solko
Chief Executive Officer and Chief Financial Officer
Northeast Automotive Holdings, Inc.
2174 Hewlett Avenue, Suite 206
Merrick, New York 11566

>   **Re: Northeast Automotive Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed April 15, 2011**
>   **File No. 000-51997**

Dear Mr. Solko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 15

Management's Report on Internal Control Over Financial Reporting, page 15

1. We note your conclusion that internal control over financial reporting was not effective as of December 31, 2010. Please note that management's report on internal control over financial reporting must include disclosure of any material weakness in internal control over financial reporting identified by management. Please revise future filings to include disclosure of the material weaknesses identified when you disclose an ineffective conclusion on internal controls over financial reporting. See guidance in Item 308 of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2011

Statements of Operations, page 3

2. We note that for the three months ended June 30, 2011 you did not recognize any officer salaries or interest expense on the statement of operations. Please explain to us why you believe it was appropriate not to recognize an expense for each of these line items on the statement of operations. In this regard, we note that as of June 30, 2011 there is a $100,000 note payable to the bank outstanding which appears to accrue interest. Please advise or revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Six Months Ended June 30, 2011 and June 30, 2010, page 7

3. We note your disclosure that revenue for the six month period ended June 30, 2011 was $579,440, a decrease of $6,439,164 or 91.7% as compared to revenue for the six months period ended June 30, 2010 and the decrease in revenue was a result of a decrease in the number of vehicles you sold in the six months period in 2011 over 2010. Please explain to us, and revise to disclose in future filings, the reason that you sold significantly less vehicles in the first six months of 2011 as compared to the first six months of 2010. Your response and revised disclosure should include the nature of any changes in your business plan, operations, environmental circumstances, or economy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief